Exhibit 99.5

News Release

August 4, 2021

SSR MINING REPORTS SECOND QUARTER 2021 RESULTS CONTINUING ITS EXCEPTIONAL TRACK RECORD OF OPERATIONAL AND FINANCIAL DELIVERY

ADJUSTED ATTRIBUTABLE EPS OF $0.46 PER SHARE AND FREE CASH FLOW OF $100 MILLION

DENVER, CO - SSR Mining Inc. (NASDAQ/TSX: SSRM, ASX:SSR) ("SSR Mining" or "the Company") reports consolidated financial results for the second quarter ended June 30, 2021. In addition, the Board of Directors declared a quarterly cash dividend of US$0.05 per common share, payable on September 13, 2021 to holders of record at the close of business on August 16, 2021. This dividend qualifies as an 'eligible dividend' for Canadian tax purposes.

Rod Antal, President and CEO said, "The second quarter of 2021 continued the strong operational and financial track record that built the reputation of SSR Mining. The Company delivered quarterly production of 199,673 gold equivalent ounces and first half production of 395,750 gold equivalent ounces, including record production from Seabee and Puna, record tonnes mined at Marigold and the continued outperformance of our flagship operation at Çöpler.

In addition to the solid production, SSR Mining delivered quarterly AISC of $961 per gold equivalent ounce. The strong margins further demonstrated our peer leading free cash flow yield as the Company generated $100 million of free cash flow in the quarter. That strong free cash flow supports our robust capital returns program, as we aggressively followed through on the share buyback program we announced in April, cumulatively returning approximately $125 million dollars overall to shareholders year-to-date. We continue to see opportunity for our shares to re-rate to a premium valuation that properly reflects our delivery of consistent operating performance, strong free cash flow, low capital intensity organic growth profile and sizeable capital returns.

We remain at the top of our peer group with respect to balance sheet strength, and in addition to the year-to-date capital returns we are well positioned to fund our large portfolio of organic growth opportunities across Turkey, the US and Canada. At Çöpler, the flotation plant construction was substantially completed during the second quarter and commissioning remains on track for Q3. A steady flow of updates are expected in the second half of the year detailing positive progress at development and exploration targets across Çöpler, Marigold and Seabee."

Second Quarter 2021 Highlights:

(All figures are in U.S. dollars unless otherwise noted)

•	Outstanding performance across all four operations: Delivered second quarter production of 199,673 gold equivalent ounces at AISC of $961 per gold equivalent ounce.(1) Year-to-date production of 395,750 gold equivalent ounces at AISC of $983 per gold equivalent ounce on track to meet full-year guidance ranges.(1)

•	Strong financial results and free cash flow: Generated cash flows from operating activities of $148.6 million and free cash flow of $100.4 million in the second quarter with year-to-date free cash flow of $177.0 million.(1) Reported second quarter attributable net income of $54.0 million, or $0.25 per share, and adjusted attributable net income of $101.0 million, or $0.46 per share.(1)

•	Execution of peer-leading capital returns program: At the end of Q2, dividends and share repurchases represented $92.2 million of shareholder returns. The Company continues to execute on the previously announced Normal Course Issuer Bid (“NCIB”). From inception of the program on April 19, 2021 to the end of the quarter, the Company purchased 4,000,000 common shares for cancellation at an average share price of $17.55 per share. In addition, the Board declared the second quarterly cash dividend of $0.05 per share on August 4, 2021.

•	Balance sheet continues to strengthen: Cash and cash equivalents balances remained strong at $870.4 million, following $70.3 million in share buybacks, $11.0 million in dividend payments to equity shareholders, while also reducing debt balances $17.5 million during the quarter.

•	Çöpler delivered solid margins and progressed growth initiatives: Delivered gold production of 75,754 ounces in the second quarter, reporting AISC of $824 per ounce, driving robust margins.(1) Çöpler flotation plant construction was substantially completed on time and on budget in June 2021.

•	Marigold achieves record material movement and improved grades drive performance: Delivered gold production of 57,892 ounces for the second quarter as the mine moved a record 25.0 million tonnes of material, due to shorter haulage cycles and stronger haul truck utilization rates. Stacked grades improved to 0.44 g/t in the quarter, driven by the planned mining of the higher-grade portions at Mackay 4 and Mackay 8.

•	Seabee sets record for both quarterly and half-year production: Produced a quarterly record of 36,994 ounces of gold as head grades improved to 13.19 g/t. The higher-grade production resulted in cash costs of

$377 per ounce and AISC of $570 per ounce in the quarter.(1)

•	Puna continues to deliver record production year-to-date: Produced 2.0 million ounces of silver at cash costs of $9.70 per ounce in the second quarter and AISC of $13.58 per ounce.(1) First-half production of 3.8 million ounces of silver represents an all-time record for the operation.

•	Amended Credit Facility providing additional liquidity: On June 8, 2021, SSR Mining announced it amended its existing undrawn revolving credit facility (the “Facility”) with a syndicate of lenders on favorable terms, increasing the Facility size from $75 million to $200 million. The new Facility includes an upsized accordion feature from $25 million to $100 million and the term of the Facility has been extended by 4 years to June 8, 2025.

•	Announced the sale of a non-core royalty portfolio: On July 29, 2021, the Company announced it had entered into a definitive agreement to sell a portfolio of royalty interests and deferred payments to EMX Royalty Corp. (“EMX”) for total consideration of $100 million. This consideration includes $33 million in cash, $33 million in EMX shares, and $34 million in deferred compensation payments to be delivered upon achievement of clearly defined project development milestones.

(1)    SSR Mining reports the non-GAAP financial measures of all-in sustaining costs ("AISC") per ounce of gold, silver and gold equivalent sold, adjusted attributable net income, adjusted attributable net income per share and free cash flow to manage and evaluate the Company's operating performance. See “Non-GAAP Financial Measures” in Section 12 of the MD&A.

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Financial and Operating Highlights

A summary of the Company's consolidated financial and operating results for the three and six months ended June 30, 2021 and 2020 are presented below:

(in thousands of US dollars, except per share data)	Three months ended June 30,			Six months ended June 30,
	2021		2020	2021		2020
Financial Results
Revenue		$376,950	$92,485		$743,434	$256,948
Income from mine operations		$154,855	$34,177		$302,675	$78,960
Gross margin (2)		41%	37%		41%	31%
Operating income		$106,412	$(5,111)		$234,425	$29,655
Net income		$51,604	$(6,276)		$111,366	$17,700
Net income attributable to equity holders of SSR Mining		$54,014	$(6,276)		$106,994	$17,700
Basic attributable net income per share		$0.25	$(0.05)		$0.49	$0.14
Adjusted attributable net income (1)		$101,036	$12,575		$203,414	$36,601
Adjusted basic attributable net income per share (1)		$0.46	$0.10		$0.93	$0.30

Cash generated by operating activities		$148,601	$22,092		$293,822	$87,133
Cash used in investing activities		$(40,846)	$39,144		$(108,899)	$(10,217)
Cash used in financing activities		$(103,166)	$258		$(174,954)	$(119,189)

Operating Results
Gold produced (oz)		170,640	49,918		340,789	137,886
Gold sold (oz)		173,620	46,387		346,990	132,129
Silver produced ('000 oz)		1,990	366		3,782	2,136
Silver sold ('000 oz)		2,021	624		4,059	2,458
Lead produced ('000 lb) (4)		9,642	1,176		15,806	6,712
Lead sold ('000 lb) (4)		8,097	1,683		14,529	8,090
Zinc produced ('000 lb) (4)		3,935	359		7,014	2,181
Zinc sold ('000 lb) (4)		3,705	418		4,661	2,584

Gold equivalent produced (oz) (5)		199,673	53,202		395,750	159,973
Gold equivalent sold (oz) (5)		201,504	51,559		402,994	156,025

Average realized gold price ($/oz sold)		$1,820	$1,722		$1,809	$1,640
Average realized silver price ($/oz sold)		$26.56	$15.45		$26.29	$16.96

Cash cost per gold equivalent ounce sold (1, 5)		$653	$929		$659	$860
AISC per gold equivalent ounce sold (1, 5)		$961	$1,734		$983	$1,418

Financial Position			June 30, 2021			December 31, 2020
Cash and cash equivalents	$		870,359	$		860,637
Current assets	$		1,445,788	$		1,424,522
Total assets	$		5,234,336	$		5,244,986
Current liabilities	$		228,176	$		248,933
Total liabilities	$		1,296,174	$		1,305,083
Working capital (3)	$		1,217,612	$		1,175,589

(1)	The Company reports non-GAAP financial measures including adjusted attributable net income, adjusted basic attributable net income per share, cash costs and AISC per ounce sold to manage and evaluate its operating performance at its mines. See "Non-GAAP Financial Measures" in Section 12 of the MD&A.
(2)	Gross margin is defined as income from mine operations divided by revenue.
(3)	Working capital is defined as current assets less current liabilities.
(4)	Data for lead production and sales relate only to lead in lead concentrate. Data for zinc production and sales relate only to zinc in zinc concentrate.
(5)	Gold equivalent ounces have been established using the average realized metal prices per ounce of precious metals sold in the period and applied to the recovered silver metal content produced by the mines. Zinc and lead production are not included in gold equivalent ounces produced.

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Management Discussion & Analysis and Conference Call

This news release should be read in conjunction with our unaudited Condensed Consolidated Interim Financial Statements and our MD&A as filed with the Canadian Securities Administrators and available at www.sedar.com or our website at www.ssrmining.com.

•	Conference call and webcast: Wednesday, August 4, 2021, at 5:00 pm EDT.

	Toll-free in U.S. and Canada:	+1 (800) 319-4610
	All other callers:	+1 (604) 638-5340
	Webcast:	http://ir.ssrmining.com/investors/events

•	The conference call will be archived and available on our website. Audio replay will be available for two weeks by calling:

	Toll-free in U.S. and Canada:	+1 (855) 669-9658, replay code 7216
	All other callers:	+1 (412) 317-0088, replay code 7216

Dividend Declaration

The Board of Directors declared a quarterly cash dividend of US$0.05 per common share, payable on September 13, 2021 to holders of record at the close of business on August 16, 2021. This dividend qualifies as an 'eligible dividend' for Canadian income tax purposes.

The dividend payment applies to holders of SSR Mining’s common shares, which trade on the Toronto Stock Exchange and the Nasdaq under the symbol SSRM, and to holders of its CHESS Depositary Interests ("CDIs"), which trade on the Australian Securities Exchange under the symbol SSR. Each CDI confers a beneficial interest in one common share. Therefore, CDI holders are entitled to a dividend calculated on the same basis as the holders of SSR Mining’s common shares.

SSR Mining has sought and been granted a temporary waiver of certain of the ASX Settlement Operating Rules. Under the authority of the waiver, the processing of conversions of common shares to CDIs, or CDIs to common shares, lodged on or after August 13, 2021, will be deferred until after the record date of August 16, 2021.

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The key dates with respect to the dividend are as follows:

Last date for processing requests to convert CDIs into common shares and to convert common shares into CDIs before the record date for the dividend	August 12, 2021

CDIs trade on the ASX on an ex-dividend basis	August 13, 2021

Common shares trade on the TSX and Nasdaq on an ex-dividend basis	August 13, 2021

Record date for the dividend	August 16, 2021

Processing recommences for requests to convert CDIs into common shares and to convert common shares into CDIs	August 17, 2021

Common share dividend payment date	September 13, 2021 (in Canada and the United States)

Payment of dividend to CDI holders	September 14, 2021
(in Australia)

Payments to Canadian shareholders will be made in Canadian dollars based on the exchange rate on the record date as reported by the Bank of Canada. Payments to other shareholders will be made in U.S. dollars. For CDI holders, payments will be made in Australian dollars, and it is expected to be based on the prevailing exchange rate sourced from the wholesale foreign exchange market on or around 5 business days after the record date.

About SSR Mining

SSR Mining Inc. is a leading, free cash flow focused gold company with four producing assets located in the USA, Turkey, Canada, and Argentina, combined with a global pipeline of high-quality development and exploration assets in the USA, Turkey, Mexico, Peru, and Canada. In 2020, the four operating assets produced approximately 711,000 gold-equivalent ounces. SSR Mining is listed under the ticker symbol SSRM on the NASDAQ and the TSX, and SSR on the ASX.

SOURCE: SSR Mining Inc.

SSR Mining Contacts:

F. Edward Farid, Executive Vice President, Chief Corporate Development Officer Alex Hunchak, Director, Corporate Development and Investor Relations

SSR Mining Inc.

E-Mail: invest@ssrmining.com

Phone: +1 (888) 338-0046 or +1 (604) 689-3846

To receive SSR Mining’s news releases by e-mail, please register using the SSR Mining website at www.ssrmining.com.

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Cautionary Note Regarding Forward-Looking Information

Except for statements of historical fact relating to the Company, certain statements contained in this news release constitute forward-looking information, forward-looking statements, future oriented financial information, or financial outlooks (collectively "forward-looking information") within the meaning of Canadian securities laws. Forward-looking information may be contained in this document and the Company’s other public filings. Forward-looking information relates to statements concerning the Company’s outlook and anticipated events or results and in some cases, can be identified by terminology such as "may", "will", "could", "should", "expect", "plan", "anticipate", "believe", "intend", "estimate", "projects", "predict", "potential", "continue" or other similar expressions concerning matters that are not historical facts.

Forward-looking information in this news release is based on certain key expectations and assumptions made by the Company. Although the Company believes that the expectations and assumptions on which such forward-looking information is based are reasonable, undue reliance should not be placed on the forward-looking information because the Company can give no assurance that they will prove to be correct. Forward-looking information is subject to various risks and uncertainties which could cause actual results and experience to differ materially from the anticipated results or expectations expressed in this news release. The key risks and uncertainties include, but are not limited to: local and global political and economic conditions; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof; developments with respect to COVID-19 pandemic, including the duration, severity and scope of the pandemic and potential impacts on mining operations; and other risk factors detailed from time to time in the Company’s reports filed with the Canadian securities regulatory authorities.

Forward-looking information in this news release includes statements concerning, among other things: forecasts; outlook; timing of production; production, cost, operating and capital expenditure guidance; the Company’s intention to return excess attributable free cash flow to shareholders; the timing and implementation of the Company’s dividend policy; the implementation of any share buyback program and the amount thereof; statements regarding plans or expectations for the declaration of future dividends and the amount thereof; future cash costs and all in sustaining costs ("AISC") per ounce of gold, silver and other metals sold; the prices of gold, silver and other metals; Mineral Resources, Mineral Reserves, realization of Mineral Reserves, and the existence or realization of Mineral Resource estimates; the Company’s ability to discover new areas of mineralization; the timing and extent of capital investment at the Company’s operations; the timing and extent of capitalized stripping at the Company’s operations; the timing of production and production levels and the results of the Company’s exploration and development programs; current financial resources being sufficient to carry out plans, commitments and business requirements for the next twelve months; movements in commodity prices not impacting the value of any financial instruments; estimated production rates for gold, silver and other metals produced by the Company; the estimated cost of sustaining capital; availability of sufficient financing; receipt of regulatory approvals; the timing of studies, announcements, and analysis; the timing of construction and development of proposed mines and process facilities; ongoing or future development plans and capital replacement; estimates of expected or anticipated economic returns from the Company’s mining projects, including future sales of metals, concentrate or other products produced by the Company and the timing thereof; the Company’s plans and expectations for its properties and operations; and all other timing, exploration, development, operational, financial, budgetary, economic, legal, social, environmental, regulatory, and political matters that may influence or be influenced by future events or conditions.

Such forward-looking information is based on a number of material factors and assumptions, including, but not limited in any manner to, those disclosed in any other of the Company’s filings, and include: the inherent speculative nature of exploration results; the ability to explore; communications with local stakeholders; maintaining community and governmental relations; status of negotiations and potential transactions, including joint ventures; weather conditions at the Company’s operations; commodity prices; the ultimate determination of and realization of Mineral Reserves; existence or realization of Mineral Resources; the development approach; availability and receipt of required approvals, titles, licenses and permits; sufficient working capital to develop and operate the mines and implement development plans; access to adequate services and supplies; foreign currency exchange rates; interest rates; access to capital markets and associated cost of funds; availability of a qualified work force; ability to negotiate, finalize, and execute relevant agreements; lack of social opposition to the Company’s mines or facilities; lack of legal challenges with respect to the Company’s properties; the timing and amount of future production; the ability to meet production, cost, and capital expenditure targets; timing and ability to produce studies and analyses; capital and operating expenditures; economic conditions; availability of sufficient financing; the ultimate ability to mine, process, and sell mineral products on economically favorable terms; and any and all other timing, exploration, development, operational, financial, budgetary, economic, legal, social, geopolitical, regulatory and political factors that may influence future events or conditions. While the Company considers these factors and assumptions to be reasonable based on information currently available to the Company, they may prove to be incorrect.

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Cautionary Note Regarding Forward-Looking Statements (continued)

The above list is not exhaustive of the factors that may affect any of the Company’s forward-looking information. You should not place undue reliance on forward-looking information. Forward-looking information is only a prediction based on the Company’s current expectations and the Company’s projections about future events. Actual results may vary from such forward-looking information for a variety of reasons including, but not limited to, risks and uncertainties disclosed in the Company’s filings on the Company’s website at www.ssrmining.com, on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the ASX at www.asx.com.au and other unforeseen events or circumstances. Other than as required by law, the Company does not intend, and undertake no obligation to update any forward-looking information to reflect, among other things, new information or future events.

All references to "$" in this news release are to U.S. dollars unless otherwise stated.

Qualified Persons

Except as otherwise set out herein, the scientific and technical information contained in this News Release relating to Çöpler has been reviewed and approved by Robert L. Clifford, BS (Mine Eng), SME Registered Member, and Dr. Cengiz Y. Demirci, AIPG (CPG), each of whom is a qualified person under NI 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). Mr. Clifford is the Company's Director, Mine Planning (Turkey, Argentina), and Dr. Demirci is the Company's Vice President, Exploration. The scientific and technical information contained in this News Release relating to Marigold has been reviewed and approved by Greg Gibson and James N. Carver, each of whom is a SME Registered Member and a qualified person under NI 43-101. Mr. Gibson is the Company's General Manager at Marigold and Mr. Carver is the Company's Resource Development Manager, USA. The scientific and technical information contained in this News Release relating to Seabee has been reviewed and approved by Graeme Baker, B. Eng. (Mining), FAusIMM (200051), and Jeffrey Kulas, P.Geo., each of whom is a qualified person under NI 43-101. Mr. Baker is employed by OreWin Pty Ltd as Principal Mining Consultant, and Mr. Kulas is the Company's Resource Development Manager, Canada. The scientific and technical information contained in this News Release relating to Puna has been reviewed and approved by Robert Gill, P.Eng., and Karthik Rathnam, MAusIMM (CP), each of whom is a qualified person under NI 43-101. Mr. Gill is the Company's General Manager at Puna. and Mr. Rathnam is the Company's Resource Manager, Corporate.

Cautionary Note Regarding Mineral Reserves and Mineral Resources Estimates

This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in the SEC's rules that are applicable to domestic United States reporting companies. Consequently, Mineral Reserves and Mineral Resources information included in this news release may not be comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Cautionary Note Regarding Non-GAAP Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards ("IFRS"), including free cash flow, cash costs and AISC per payable ounce of gold and silver sold, realized metal prices, earnings before interest, taxes, depreciation and amortization ("EBITDA"), adjusted attributable net income, adjusted basic attributable earnings per share, consolidated cash and consolidated net cash. Non-GAAP measures do not have any standardized meaning prescribed under IFRS and, therefore, they may not be comparable to similar measures employed by other companies. The Company believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Readers should refer to the endnotes in this news release for further information regarding how the Company calculates certain of these measures. Readers should also refer to the Company’s management's discussion and analysis, available under the Company’s corporate profile at www.sedar.com or on the Company’s website at www.ssrmining.com, under the heading "Non-GAAP Financial Measures" for a more detailed discussion of how the Company calculates such measures and a reconciliation of certain measures to GAAP terms.

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